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                                                                  EXHIBIT 99(a)

                                      FORM
             NOTICE TO HOLDERS OF IRVING NATIONAL BANCSHARES, INC.
                   CONVERTIBLE SUBORDINATED PROMISSORY NOTES

        FILED IN ACCORDANCE WITH RULE 425 OF THE SECURITIES ACT OF 1933



                                February 7, 2001



To the Holders of the 7% Convertible Subordinated Promissory Notes
  Due 2004 of Irving National Bancshares, Inc. (the "Notes")


         As you may be aware, effective December 1, 2000, Irving National Bancshares, Inc. ("Irving") entered into an Agreement and Plan of Merger (the "Merger Agreement") with SouthTrust Corporation ("SouthTrust"), a registered bank holding company headquartered in Birmingham, Alabama. The Merger Agreement provides for the acquisition of all of the stock of Irving by SouthTrust by means of the merger (the "Merger") of Irving with and into SouthTrust of Alabama, Inc., an Alabama corporation and wholly-owned subsidiary of SouthTrust. Under the terms of the Merger Agreement, Irving is required to give notice to you, as a holder of the Notes, of Irving's intention to prepay all of the principal of and accrued interest on the Notes prior to consummation of the Merger.

NOTICE OF PREPAYMENT

         This letter serves as notice of Irving's intent to prepay all of the principal and accrued interest on the Notes (the "Prepayment"). The Prepayment is to occur immediately prior to the time the Merger is effective (the "Effective Time"). The time of the Prepayment is referred to herein as the "Prepayment Time". The Prepayment Time will not occur prior to March 16, 2001.

ABILITY TO CONVERT NOTES

         As you may recall, under the terms of the Notes, you may elect to convert your Notes, in whole or in part, at 100% of the principal amount of the Notes, into shares of Irving's $1.00 par value voting common stock (the "Irving Stock") prior to the Prepayment Time, at a price of $25.00 principal amount of the Notes for each share of Irving Stock.


         Enclosed is a copy of a Notice of Special Meeting of Shareholders and Proxy Statement (the "Proxy Statement/Prospectus"), describing a special meeting of Irving's shareholders to occur on March 15, 2001. At such meeting, the shareholders will vote on the Merger Agreement. The Board of Directors of the Company has fixed February 5, 2001 as the record date for determining the shareholders of the Company entitled to notice of, and to vote at, the meeting. AS YOU HAVE NOT YET CONVERTED YOUR NOTES INTO IRVING STOCK, YOU ARE NOT ENTITLED TO VOTE AT THE MEETING WITH RESPECT TO THE SHARES THAT WOULD BE ISSUED UPON CONVERSION OF THE NOTES. HOWEVER, IF YOU ELECT TO CONVERT YOUR NOTES INTO IRVING STOCK, YOU WILL HAVE ALL RIGHTS AS A SHAREHOLDER OF IRVING WITH RESPECT TO SUCH COMMON STOCK FROM AND AFTER THE DATE SUCH NOTES ARE CONVERTED. If your Notes are converted prior to the Prepayment Time, these rights include:


                  The right to receive stock of SouthTrust under the terms of the Merger Agreement in exchange for the Irving Stock issued upon conversion of your Notes; and

                  The right to dissent from the Merger and receive cash for the Irving Stock issued upon conversion of your Notes. (Please see the section entitled "Your Right to Dissent from the Merger" beginning on page ___ of the Proxy
                  Statement/Prospectus).



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CONSIDERATION TO BE PAID IN THE MERGER TO SHAREHOLDERS

         If the Merger Agreement is approved and the Merger is consummated, the holders of Irving Stock will receive, in the aggregate, 648,710 shares of common stock of SouthTrust (and the rights associated therewith pursuant to that certain Amended and Restated Rights Agreement dated as of August 1, 2000 between SouthTrust and American Stock Transfer & Trust Company (together, referred to herein as the "SouthTrust Stock"). The Board of Directors of Irving has unanimously approved the Merger Agreement. The affirmative vote of the holders of 66 2/3% of the outstanding shares of Irving Stock is required to approve the Merger.

         As of the date of this letter, Irving has 201,841 shares of Irving Stock issued and outstanding. If all of the holders of the Notes elect to convert their Notes into Irving Stock prior to the Prepayment Time of the Notes, Irving will issue 87,461 shares of Irving Stock to the holders of the Notes, resulting in a total of 289,302 shares of Irving Stock issued and outstanding at the Effective Time. Assuming 289,302 shares of Irving Stock are outstanding at the Effective Time, the holders of Irving Stock would receive approximately 2.2423 shares of SouthTrust Stock (648,710 divided by 289,302) for each share of Irving Stock he or she owned at the Effective Time.


         SouthTrust Stock is traded on the NASDAQ and the market price of the SouthTrust Stock is subject to change at any time. As of the close of business on November 30, 2000 (the last trading day preceding the date of the Merger Agreement), the closing price of the SouthTrust Stock was $33.75 per share, resulting in a pro forma value of the Irving Stock into which your Notes may be converted of $75.68 per share upon consummation of the Merger (assuming 289,302 shares of Common Stock are outstanding at the Effective Time) or 302.72% of the principal amount of the Notes it takes to convert to one share of Irving Stock. As of the close of business on February 5, 2001 (the last trading day practicable preceding the date of the Proxy Statement), the closing price of the SouthTrust Stock was $44.12 per share, resulting in a pro forma value of the Irving Stock of $98.93 per share upon consummation of the Merger (assuming 289,302 shares of Irving Stock are outstanding at the Effective Time) or approximately 395% of the principal amount of the Notes it takes to convert to one share of Irving Stock.


CHOICES AVAILABLE TO NOTE HOLDERS

         Accordingly, you have at least three choices available to you:

1. You can elect to convert the Notes to Irving Stock prior to the Prepayment Time and receive shares of SouthTrust Stock pursuant to the terms of the Merger Agreement, the number of which will be determined by the formula described above;

2. You can elect to convert the Notes prior to the time of the Meeting and elect to dissent from the Merger, receiving cash for the Irving Stock issued upon conversion of the Notes; or

3. You can elect to do nothing and receive cash for the Notes at the Prepayment Time.

         In any event, you will receive a check in payment of the interest due and payable on the Notes through either the date of conversion or the Prepayment Time, respectively.

PROCEDURE TO CONVERT NOTES

         For your convenience, enclosed is a document entitled "Notice of Conversion." This document is similar to the document attached as Annex A to your Notes. If you wish to convert your Notes into Irving Stock, you must deliver the Notes and a completed and signed Notice of Conversion to the Company prior to the Prepayment Time. The address of Irving is:


                  Irving National Bancshares, Inc.
                  3636 West Northgate Drive
                  Irving, Texas   75062
                  Attention: Phillip M. Standley




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         The method of delivery of the Notes and the Notice of Conversion is at your election and risk. If delivery is by mail, registered mail, with return receipt requested, is recommended. In all cases, sufficient time should be allowed for timely delivery.

         The Notes will be converted effective the later of (i) the date of the Notice of Conversion or (ii) the date the original Notes and a properly completed Notice of Conversion are received by Irving. The enclosed Notice of Conversion is dated effective March 15, 2001. If you elect to use the enclosed form, and your original Notes and a properly completed Notice of Conversion are received prior to that date, your Notes will be converted effective that date, and will continue to earn interest through that date.

         You may change the date on the enclosed form to an earlier date, if you so desire, and the Notes will be converted as of an earlier date, if your original Note and a properly completed Notice of Conversion are received prior to that date. If you wish to exercise your right as a shareholder to dissent from the Merger with respect to the shares of Irving Stock to be issued to you upon conversion of the Notes, you must convert your notes prior to the date of the Meeting.

         If you wish to transfer all or a portion of your Notes prior to the Prepayment Time, you will need to review Section 6 of the Notes for further instructions provided in the Notes. If your Notes have been lost or stolen, you will need to contact Irving for further instructions.

PREPAYMENT AND CONVERSION OF NOTES ARE CONTINGENT ON CONSUMMATION OF THE
MERGER.

         The notice of prepayment contained in this letter is required by the Merger Agreement and is contingent upon consummation of the Merger provided for in the Merger Agreement. In the event the Merger is not approved at the Irving shareholders' meeting to be held March 15, 2001, the notice of prepayment shall be deemed withdrawn and any Notice of Conversion submitted by any noteholder shall be null and void. All Notes delivered to Irving for conversion shall be promptly returned to the noteholders and the principal and interest payable on such Notes shall be paid as originally provided in such Notes.

         IF YOU DO NOT TAKE THE STEPS TO CONVERT YOUR NOTES INTO IRVING STOCK PRIOR TO THE PREPAYMENT TIME, YOU WILL RECEIVE PAYMENT OF THE PRINCIPAL AMOUNT OF YOUR NOTE PLUS ACCRUED INTEREST THROUGH THE PREPAYMENT TIME AT AN ANNUAL RATE OF 7% IN FULL PAYMENT OF ALL AMOUNTS DUE TO YOU WITH RESPECT TO THE NOTES.

         If you have any questions regarding the proposed Merger, the Prepayment of the Notes, or the conversion of the Notes, please feel free to contact me at (972) 257-1818.

                                   Very truly yours,



Enclosures